Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Anchiano Therapeutics Ltd.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated September 26, 2018 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations that, together with other matters described in Note 1B to the consolidated financial statements, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report dated September 26, 2018 refers to the Company’s election to change its presentation currency to the US dollar.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

January 7, 2019